

Mail Stop 3720

November 18, 2009

Mr. Bing HE
Chief Executive Officer and Chief Financial Officer
China Digital Ventures Corporation
Room B209-1, Jinhui Business Center
No 537 Zinaggang Zhong Road, Haizhu District
Guangzhou, China

> **Re: China Digital Ventures Corporation**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended September**
>   **30, 2008**
> **Filed October 16, 2009**
> **Amendment No. 1 to Forms 10-Q for the Quarterly Periods ended**
>   **December 31, 2008 and March 31, 2009**
> **Filed October 16, 2009**
> **File No. 3-146727**

Dear Mr. HE:

   We have reviewed the above filings and your response letters dated October 15, 2009 and November 12, 2009 and have the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form 10-K for the Period Ended September 30, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

1. We note your response to comment two from our letter dated September 22, 2009. In future filings provide additional detail regarding the significant increase in revenues in 2008, including management's assessment of whether it anticipates that these increases will continue. See Item 303(a)(3)(iii) of Regulation S-K. Please also address any trends or uncertainties that management believes are reasonably likely to have a material effect on operating performance. For

guidance, please see the Commission's Interpretive Release No. 34-48960, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Controls and Procedures, page 20

2. We note your response to comment five from our letter dated September 22, 2009 and your management's conclusion that your internal control over financial reporting was effective as of September 30, 2008. Please revise your disclosure to indicate when management completed its review of your internal control over financial reporting.

3. We note your response to comment six from our letter dated September 22, 2009 and your revised disclosure. We further note that in your amended Form 10-K your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. Please tell us in detail how you considered whether management's failure to perform or complete its report on internal control over financial reporting impacted its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please further amend the Form 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that disclosure controls and procedures were not effective as of the end of the fiscal year.

Exhibits

4. Please note that in future filings, your exhibits should be filed separately as exhibits to your Form 10-K, instead of including them as part of your Form 10-K document.

5. We note your response to comment 11 from our letter dated September 22, 2009. The certifications filed as Exhibits 31.1 and 31.2 to your amended Form 10-K still

omit the introductory language to paragraph four regarding the certifying officers' responsibility for establishing and maintaining internal control over financial reporting. Please file amended certifications with this language. See Item 601(b)(31) of Regulation S-K.

Forms 10-Q for the Periods Ended December 31, 2008 and March 31, 2009

Controls and Procedures

6. We note your response to comment 13 from our letter dated September 22, 2009. Please note that Form 10-Q only requires the management's report on disclosure controls and procedures and any changes in the company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect you internal control over financial reporting. See Part I, Item 4T of Form 10-Q and Items 307 and 308T(b) of Regulation S-K. Please confirm your understanding of these requirements.

Exhibits

7. The certifications filed as Exhibits 31.1 and 31.2 to your amended Forms 10-Q omit the introductory language to paragraph four regarding the certifying officers' responsibility for establishing and maintaining internal control over financial reporting. Please file amended certifications with this language. See Item 601(b)(31) of Regulation S-K.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367 or Robert Bartelmes, Senior Financial Analyst, at (202) 551-3354 with any other questions.

Sincerely,
/s Robert Bartelmes, for

Larry Spirgel
Assistant Director